Exhibit 99.1

Vermilion Energy Inc. Announces $0.215 CDN Cash Dividend for October 15, 2014 Payment Date

CALGARY, Sept. 15, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX, NYSE: VET) is pleased to announce a cash dividend of $0.215 CDN per share payable on October 15, 2014 to all shareholders of record on September 30, 2014.  The ex-dividend date for this payment is September 26, 2014.  This dividend is an eligible dividend for the purposes of the Income Tax Act (Canada).

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of approximately 5% along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. In addition, Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 4%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares and are dedicated to consistently delivering superior rewards for all stakeholders, featuring an 20-year history of market outperformance. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Dean Morrison, CFA, Director, Investor Relations, Suite 3500, 520 - 3rd Avenue S.W., Calgary, Alberta T2P 0R3, Phone: (403) 269-4884, Fax: (403) 476-8100, IR Toll Free: 1-866-895-8101, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:00e 15-SEP-14